

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2012

Via E-mail

David E. Mangum
Chief Financial Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, GA 30328-3473

> **Re: Global Payments Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2012**
> **Filed July 27, 2012**
> **File No. 001-16111**

Dear Mr. Mangum:

We have reviewed your response dated October 15, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2012

Item 8 – Financial Statements and Supplementary Data, page 48

Note 3 – Business and Intangible Asset Acquisitions, page 64

Fiscal 2010, page 66

1.   We have read your response to comment 7 in our letter dated September 18, 2012. We are not clear on your basis for recording a deferred tax asset for an outside basis difference that GAAP presumes is essentially permanent in duration. In this regard ASC 740-30-25-9 does not make a distinction between a corporate or non-corporate subsidiary. Accordingly we are not clear that promulgated GAAP *requires* you to record a deferred tax asset on an outside basis difference unless, possibly, your plan is to sell it

within the foreseeable future.   If your intent in acquiring the UK subsidiary was not to operate it as part of your core business but to sell it to realize the tax benefit in the foreseeable future, please explain the strategy of making the acquisition and the anticipated timing of its disposal. If there was another mechanism of realizing the tax benefit in the *foreseeable future*, please explain it in detail and its acceptability in GAAP.

Assuming it was appropriate to record a deferred tax asset on the excess tax basis over the amount for financial reporting of a LLP subsidiary, please explain whether the amortization of the intangible assets, including goodwill was an uncertain tax position upon acquisition or became an uncertain tax position after the acquisition was recorded and reported. If the latter, advise when. If the tax position was determined to be uncertain upon acquisition, this would not be characteristic of a deferred tax asset as there is typically no question about sustainability of the future deduction. If the tax position was initially determined to be a 100% certain of sustainability but something changed that caused this deduction to become uncertain, please explain *in detail* what changed. Please indicate whether the change was your interpretation of the UK tax law or an outside event or ruling. If due to your interpretation, explain whether an error could have occurred.

On a different note, it appears that if the deduction is not sustained in a future examination, the remaining deferred tax asset may require a full valuation allowance based on the accounting you have applied. Please advise whether this is a correct assumption. If so, tell us how you factor that into your need for a valuation allowance assessment. In any event, you should ensure we fully understand what is uncertain about a tax position that you indicate is contained in statute. Finally, tell us whether your use of the word "may" is due to an election to amortize goodwill, the law's uncertainty or something else. We may have further comment.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3849 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant